UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 3)*

THORNBURG MORTGAGE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

885218800

(CUSIP Number)

Robert H. Weiss

General Counsel

MatlinPatterson Global Advisers LLC

520 Madison Avenue, 35th Floor

New York, New York 10022

Telephone:  (212) 230-9487

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

March 12, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 885218800
1.	Name of Reporting Person
MP TMA L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ] (See Introduction on Schedule 13D)
3.	SEC Use Only
4.	Source of Funds AF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0 (See Item 5)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 5)
14.	Type of Reporting Person PN

CUSIP No. 885218800
1.	Name of Reporting Person MP TMA (Cayman) L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ] (See Introduction on Schedule 13D)
3.	SEC Use Only
4.	Source of Funds AF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0 (See Item 5)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 5)
14.	Type of Reporting Person PN

CUSIP No. 885218800
1.	Name of Reporting Person MatlinPatterson Global Partners III LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ] (See Introduction on Schedule 13D)
3.	SEC Use Only
4.	Source of Funds AF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 5)
14.	Type of Reporting Person HC

CUSIP No. 885218800
1.	Name of Reporting Person MatlinPatterson Global Opportunities Partners III L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ] (See Introduction on Schedule 13D)
3.	SEC Use Only
4.	Source of Funds AF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 5)
14.	Type of Reporting Person PN

CUSIP No. 885218800
1.	Name of Reporting Person MatlinPatterson Global Opportunities Partners (Cayman) III L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ] (See Introduction on Schedule 13D)
3.	SEC Use Only
4.	Source of Funds AF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 5)
14.	Type of Reporting Person PN

CUSIP No. 885218800
1.	Name of Reporting Person MatlinPatterson Global Advisers LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ] (See Introduction on Schedule 13D)
3.	SEC Use Only
4.	Source of Funds AF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares `[ ]
13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 5)
14.	Type of Reporting Person IA

CUSIP No. 885218800
1.	Name of Reporting Person MatlinPatterson Asset Management LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ] (See Introduction on Schedule 13D)
3.	SEC Use Only
4.	Source of Funds AF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 5)
14.	Type of Reporting Person HC

CUSIP No. 885218800
1.	Name of Reporting Person MatlinPatterson LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ] (See Introduction on Schedule 13D)
3.	SEC Use Only
4.	Source of Funds AF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 5)
14.	Type of Reporting Person HC

CUSIP No. 885218800
1.	Name of Reporting Person David J. Matlin
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds AF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 5)
14.	Type of Reporting Person IN

CUSIP No. 885218800
1.	Name of Reporting Person Mark R. Patterson
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds AF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 5)
14.	Type of Reporting Person IN

This Amendment No. 3 (this “Amendment No. 3”) to Schedule 13D supplements and amends the Statement on Schedule 13D of (i) MP TMA L.P. (“MP TMA”), (ii) MP TMA (Cayman) L.P. (“MP TMA (Cayman)”), (iii) MatlinPatterson Global Partners III LLC (“Matlin Global Partners”), (iv) MatlinPatterson Global Opportunities Partners III L.P. (“Matlin Partners (Delaware)”), (v) MatlinPatterson Global Opportunities Partners (Cayman) III L.P. (“Matlin Partners (Cayman)”), (vi) MatlinPatterson Global Advisers LLC (“Matlin Advisers”), (vii) MatlinPatterson Asset Management LLC (“Matlin Asset Management”), (viii) MatlinPatterson LLC (“MatlinPatterson”), (ix) David J. Matlin and (x) Mark R. Patterson originally filed on December 8, 2008, as amended by Amendment No. 1 filed on December 24, 2008 and Amendment No. 2 filed on March 12, 2009 (the “Schedule 13D”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Thornburg Mortgage, Inc. (the “Issuer”).  MP TMA, MP TMA (Cayman), Matlin Global Partners, Matlin Partners (Delaware), Matlin Partners (Cayman), Matlin Advisers, Matlin Asset Management, MatlinPatterson, David J. Matlin and Mark R. Patterson are collectively referred to in this Amendment No. 3 as the “Reporting Persons” and each is a “Reporting Person.”  Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D.  Capitalized terms defined in the Schedule 13D are used herein with their defined meanings.

Item 4.

Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On March 12, 2009, (i) MP TMA surrendered to the Issuer for cancellation 23,114,910 shares of Common Stock and (ii) MP TMA (Cayman) surrendered to the Issuer for cancellation 6,885,090 shares of Common Stock.  As a result the number of shares of Common Stock issued and outstanding was reduced by 30,000,000.  Neither MP TMA nor MP TMA (Cayman) received any compensation or other consideration in exchange for surrendering the shares of Common Stock.

On March 16, 2009, (i) MP TMA surrendered to the Issuer for cancellation an additional 69,932,071 shares of Common Stock and (ii) MP TMA (Cayman) surrendered to the Issuer for cancellation an additional 20,830,220 shares of Common Stock.  As a result the number of shares of Common Stock issued and outstanding was reduced by 90,762,291.  Neither MP TMA nor MP TMA (Cayman) received any compensation or other consideration in exchange for surrendering the shares of Common Stock.  Following the surrender of shares, none of the Reporting Persons beneficially owned any shares of Common Stock.

The Reporting Persons are discussing with the Issuer and certain other constituencies of the Issuer possible restructuring, recapitalization or reorganization transactions (under Chapter 11 of the U.S. Bankruptcy Code or otherwise).  There can be no assurance as to whether or when any of the foregoing, or other, transactions will occur.

Item 5.

Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by the following:

(a)-(b)  As of the date hereof, none of the Reporting Persons beneficially owns any shares of Common Stock.

Matlin Partners (Delaware) holds 100 percent of the ownership interests in MP TMA. Matlin Partners (Cayman) holds 100 percent of the ownership interests in MP TMA (Cayman).  Matlin Global Partners is the general partner of each of Matlin Partners (Delaware), Matlin Partners (Cayman), MP TMA and MP TMA (Cayman) and, as a result, had the power to vote or to direct the vote, and to dispose or to direct the disposition, of the shares of Common Stock beneficially owned by MP TMA and MP TMA (Cayman).  Matlin Advisers, as the investment adviser of each of Matlin Partners (Delaware), Matlin Partners (Cayman), had the power to vote or to direct the vote, and to dispose or to direct the disposition, of the shares of Common Stock beneficially owned by MP TMA and MP TMA (Cayman).  Matlin Asset Management holds 100 percent of the voting interest in and equity of Matlin Advisers and holds 100 percent of the voting interest in Matlin Global Partners.  MatlinPatterson holds 100 percent of the equity of Matlin Asset Management.  Each of Matlin Asset Management, as the sole member of Matlin Advisers and a holder of 100% of the voting interest in Matlin Global Partners, MatlinPatterson, as the sole member of Matlin Asset Management, and Messrs. Matlin and Patterson (each of whom is a holder of 50 percent of the membership interests in MatlinPatterson), had the power to vote or to direct the vote, and to dispose or to direct the disposition, of the shares of Common Stock beneficially owned by MP TMA and MP TMA (Cayman).  As a result, each of Matlin Partners (Delaware), Matlin Partners (Cayman), Matlin Advisers, Matlin Global Partners, Matlin Asset Management, MatlinPatterson and Messrs. Matlin and Patterson, prior to the disposition of shares of Common Stock on March 16, 2009, could have been deemed to beneficially own the shares of Common Stock directly owned by MP TMA and MP TMA (Cayman).  Each of the Reporting Persons disclaims beneficial ownership of the shares previously held by MP TMA L.P. and MP TMA (Cayman) L.P., and the prior inclusion of these shares in the Schedule 13D shall not be construed as an admission that any such person was, for the purposes Section 13(d) of the Exchange Act, or for any other purpose, the beneficial owner of any securities included therein.

(c)  Except as disclosed in the Schedule 13D and this Amendment No. 3, none of the Reporting Persons has effected any transaction in Common Stock since the last amendment to the Schedule 13D.

(e)  As of March 16, 2009, each of the Reporting Persons ceased to be a beneficial owner of any shares of Common Stock and consequently each Reporting Person ceased to be a holder of more than five percent of the Common Stock.

The information set forth or incorporated by reference into Items 2 and 4 is hereby incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment No. 3 is true, complete and correct.

Dated:  March 17, 2009

Signatures:	MP TMA L.P. By: MATLINPATTERSON GLOBAL PARTNERS III LLC, its General Partner By: /s/ Robert H. Weiss______________________ Name: Robert H. Weiss Title: Authorized Person

MP TMA (CAYMAN) L.P. By: MATLINPATTERSON GLOBAL PARTNERS III LLC, its General Partner By: /s/ Robert H. Weiss______________________ Name: Robert H. Weiss Title: Authorized Person

MATLINPATTERSON GLOBAL PARTNERS III LLC By: /s/ Robert H. Weiss______________________ Name: Robert H. Weiss Title: Authorized Person

MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS III L.P.

By:

MATLINPATTERSON GLOBAL ADVISERS LLC, its Investment Adviser

By:

/s/ Robert H. Weiss______________________

Name:  Robert H. Weiss

Title:  Authorized Person

MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS (CAYMAN) III L.P.

By:

MATLINPATTERSON GLOBAL ADVISERS LLC, its Investment Adviser

By:

/s/ Robert H. Weiss______________________

Name:  Robert H. Weiss

Title:  Authorized Person

MATLINPATTERSON GLOBAL ADVISERS LLC By: /s/ Robert H. Weiss, as attorney-in-fact for David J. Matlin, Chief Executive Officer Name: Robert H. Weiss Title: attorney-in-fact

MATLINPATTERSON ASSET MANAGEMENT LLC By: MATLINPATTERSON LLC, its Manager By: /s/ Robert H. Weiss, as-attorney-in fact for David J. Matlin, Member Name: Robert H. Weiss Title: attorney-in-fact

MATLINPATTERSON LLC By: /s/ Robert H. Weiss, as attorney-in-fact for David J. Matlin, Member Name: Robert H. Weiss Title: attorney-in-fact

DAVID J. MATLIN By: /s/ Robert H. Weiss, as attorney-in-fact for David J. Matlin Name: Robert H. Weiss Title: attorney-in-fact

MARK R. PATTERSON By: /s/ Robert H. Weiss, as attorney-in-fact for Mark R. Patterson Name: Robert H. Weiss Title: attorney-in-fact